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May 18, 2010	Andrew J. Sung
617-951-7961
617-235-7351 fax
andrew.sung@ropesgray.com

VIA EDGAR

Mellissa Campbell Duru

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:                               Genzyme Corporation

Definitive Additional Soliciting Materials

Filed May 6 & 7, 2010 on Schedule 14A

File No. 0-14680

Dear Ms. Duru,

On behalf of Genzyme Corporation, a Massachusetts corporation (the “Company” or “Genzyme”), we are writing in response to the comment letter, dated May 11, 2010 (the “Comment Letter”), of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s above-referenced definitive additional soliciting materials on Schedule 14A, filed on May 6 & 7, 2010 (“Soliciting Materials”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics, followed by the response of the Company.

Soliciting Materials Filed May 6, 2010 (Letter to Shareholders)

General

1.                                      We refer to prior comment 3 of our letter dated April 20, 2010 and your response confirming that you would set forth the basis for any claims made regarding the potential applicability of the Clayton Act in future soliciting materials.  The letter to shareholders does not set forth the basis for your opinion regarding the potential applicability of the Clayton Act.  In future filings, please ensure that all solicitations alleging the potential violation also sets forth the basis for your claims.

Company Response:  The Company acknowledges the Staff’s comment.

Soliciting Materials Filed May 7, 2010 (Analyst Day Presentation)

2.                                      In future filings, please clearly identify beneath each slide, the sources of the information from which data has been taken.  Specifically, given the reference throughout the materials to non-GAAP financial metrics, ensure that references to the appendix containing the GAAP reconciliation for such figures is also included in footnotes to the graphics and/or data being presented.

Company Response:  The Company acknowledges the Staff’s comment.

3.                                      Please supplementally provide us with support for the data presented in:

•              the Strategic Financial Overview section, pages 5-7 and 9-13;

•              the Regional Optimization section, pages 19-21;

•              the Overview of Renal and Mipomersen section, pages 5-6;

•              the Genzyme Transplant and Oncology section, pages 7, 9, 14 and 17; and,

•              the Personalized Genetic Health section, pages 36-40 and 47.

This comment applies to analogous statements in the May 7, 2010 Investor Presentation.  Please mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Company Response:  The Company is compiling the information for the Staff and expects to provide it in a supplemental filing separate from this response letter.

Soliciting Materials Filed May 7, 2010 (Investor Presentation)

4.                                      We refer to comment 1 above and conclusory statements made in the presentation regarding the “clear” violation of the Clayton Act that would occur should either Dr. Denner or Dr. Mulligan be elected.  While the disclosure in these materials sets forth what you believe to be the basis for your claims, the disclosure does not characterize each statement as an expression of your opinion.  Please note that each statement or assertion of opinion or belief should be characterized as such.  Please make a corrective filing that clarifies that statements regarding the possible application of the Clayton Act are expressions of your opinion or belief.  The corrective filing should also clarify that neither the Federal Trade Commission or any other judicial or regulatory authority charged with administration and/or interpretation of the Clayton Act has made a factual determination that the election of either Icahn nominee would constitute a violation of the Clayton Act.

Company Response:  In response to the Staff’s request, on May 14, 2010, the Company made a filing of Definitive Additional Materials on Schedule 14A adjusting its statements about the application of the Clayton Act in the Investor Presentation.  The filing also includes a note on slide 48 that no judicial or regulatory authority charged with the administration and/or interpretation of the Clayton Act has made a factual determination that the election of Dr. Denner or Dr. Mulligan would constitute a violation of the Clayton Act.

*    *    *

Please be advised that, in connection with the Comment Letter and the Company’s responses thereto, the Company hereby acknowledges, on behalf of itself and the participants in its solicitation, the Staff’s position that (i) the participants are responsible for the adequacy and accuracy of the disclosure in the above-referenced filings, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filings, and (iii) the participants may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to the foregoing, please contact the undersigned at (617) 951-7961.

Best regards,

Andrew J. Sung

Ropes & Gray LLP

Enclosures